UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Silver Eagle Acquisition Corp.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

827694100

(CUSIP Number)

Global Eagle Acquisition LLC

1450 2nd Street, Suite 247

Santa Monica, California 90401

(310) 209-7280

Copy to:

Joel L. Rubinstein, Esq.

McDermott Will & Emery LLP

340 Madison Avenue

New York, New York 10173

(212) 547-5400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 2, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 827694100	SCHEDULE 13D

1	NAME OF REPORTING PERSONS Global Eagle Acquisition LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 7,589,750 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 7,589,750 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 7,589,750 shares (1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒ (2)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5(a)) 18.7%(1)(2)
14	TYPE OF REPORTING PERSON OO

(1) Based on 40,625,000 shares of the Issuer’s Common Stock outstanding.

(2) Does not include 7,125,000 shares which may be purchased by exercising warrants that are not presently exercisable and are subject to the Sponsor Warrant Forfeiture Agreement described in Item 6.

CUSIP No. 827694100	SCHEDULE 13D

1	NAME OF REPORTING PERSONS Harry E. Sloan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 99,500 shares
	8	SHARED VOTING POWER 7,589,750 shares
	9	SOLE DISPOSITIVE POWER 99,500 shares
	10	SHARED DISPOSITIVE POWER 7,589,750 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 7,689,250 shares (2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒ (2)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5(a)) 18.9%(1)(2)
14	TYPE OF REPORTING PERSON IN

(1) Based on 40,625,000 shares of the Issuer’s Common Stock outstanding.

(2) Does not include (i) 7,125,000 shares which may be purchased by exercising warrants that are not presently exercisable and are subject to the Sponsor Warrant Forfeiture Agreement described in Item 6 and (ii) an additional 685,190.5 shares which may be purchased by exercising warrants that are not presently exercisable.

CUSIP No. 827694100	SCHEDULE 13D

1	NAME OF REPORTING PERSONS Jeffrey Sagansky
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 99,500 shares
	8	SHARED VOTING POWER 7,589,750 shares
	9	SOLE DISPOSITIVE POWER 99,500 shares
	10	SHARED DISPOSITIVE POWER 7,589,750 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 7,689,250 shares(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒ (2)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5(a)) 18.9%(1)(2)
14	TYPE OF REPORTING PERSON IN

(1) Based on 40,625,000 shares of the Issuer’s Common Stock outstanding.

(2) Does not include (i) 7,125,000 shares which may be purchased by exercising warrants that are not presently exercisable and are subject to the Sponsor Warrant Forfeiture Agreement described in Item 6 and (ii) an additional 439,425 shares which may be purchased by exercising warrants that are not presently exercisable.

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends or amends and restates, where indicated, the statement on Schedule 13D relating to the Common Stock of the Issuer filed by the Reporting Persons with the Securities and Exchange Commission on August 5, 2013. Capitalized terms used in this Amendment No. 1 but not otherwise defined herein have the meanings given to them in the initial Schedule 13D.

This Amendment No. 1 is being made to reflect changes in beneficial ownership as a result of certain transactions effected in the Issuer’s Common Stock. Except as otherwise set forth herein, this Amendment No. 1 does not modify any of the information previously reported by the Reporting Persons in the Schedule 13D as amended to date.

Item 5. Interests of Securities of the Issuer.

(a) and (b) The information contained on the cover pages to this Schedule and set forth in Item 6 hereof is incorporated herein by reference.

(c) On February 11, 2015, each of Mr. Sagansky and an entity controlled by Mr. Sloan purchased 99,500 shares of Common Stock in the open market for $10.00 per share.

On March 2, 2015, in private transactions, the Sponsor transferred 47,500 Founder Shares to each of Eli Baker and Jay Itzkowitz, two of the Issuer’s directors, and 15,000 Founder Shares to another individual, each of whom paid a purchase price of $0.0025 per share.

Except as described above, the Reporting Persons have not engaged in any transactions during the past 60 days involving shares of Common Stock.

d) None.

(e) Not applicable.

Item 6. Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

On March 2, 2015, the Sponsor entered into the Founder Share Forfeiture Agreement, the form of which is included as an exhibit to this filing, with the Issuer and certain other shareholders pursuant to which the Sponsor will forfeit 2,712,250 shares of Common Stock (including 1,913,063 Founder Earnout Shares) upon consummation of the transactions contemplated by the Contribution Agreement by and between Videocon d2h Limited and the Issuer dated December 31, 2014, as amended as of February 3, 2015 (the “Contribution Agreement”) included as an exhibit to this filing.

On March 2, 2015, the Sponsor also entered into the Sponsor Warrant Forfeiture Agreement, the form of which is included as an exhibit to this filing, with the Issuer and another shareholder pursuant to which the Sponsor will assign and surrender for cancellation 14,250,000 Private Placement Warrants (to purchase 7,125,000 shares of Common Stock) held by the Sponsor upon consummation of the transactions contemplated by the Contribution Agreement.

Item 7. Material to Be Filed as Exhibits

The following documents are filed as exhibits to this Schedule:

1. Founder Share Forfeiture Agreement, dated March 2, 2015, by and among the Issuer, the Sponsor, Dennis Miller, Ernest Del and James McNamara.

2. Sponsor Warrant Forfeiture Agreement dated March 2, 2015 by and among the Issuer, the Sponsor and Dennis Miller.

3. Contribution Agreement by and between Videocon d2h Limited and the Issuer dated December 31, 2014, as amended as of February 3, 2015 (attached as Annex A to the proxy statement/prospectus that forms part of Amendment 2 to the registration statement on Form F-4 (Registration No. 333-201870) filed with the Securities and Exchange Commission by Videocon d2h Limited on March 3, 2015 and incorporated herein by reference.)

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 13, 2015

Global Eagle Acquisition LLC

By: /s/ Joel L. Rubinstein

Joel L. Rubinstein

Attorney-in-Fact

Harry E. Sloan

By: /s/ Joel L. Rubinstein

Joel L. Rubinstein

Attorney-in-Fact

Jeffrey Sagansky

By: /s/ Joel L. Rubinstein

Joel L. Rubinstein

Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number	Description

1. Founder Share Forfeiture Agreement, dated March 2, 2015, by and among the Issuer, the Sponsor, Dennis Miller, Ernest Del and James McNamara.

2. Sponsor Warrant Forfeiture Agreement dated March 2, 2015, by and among the Issuer, the Sponsor and Dennis Miller.

3. Contribution Agreement by and between Videocon d2h Limited and the Issuer dated December 31, 2014, as amended as of February 3, 2015 (attached as Annex A to the proxy statement/prospectus that forms part of Amendment 2 to the registration statement on Form F-4 (Registration No. 333-201870) filed with the Securities and Exchange Commission by Videocon d2h Limited on March 3, 2015 and incorporated herein by reference.)

Exhibit 1

FOUNDER SHARE FORFEITURE AGREEMENT

This Founder Share Forfeiture Agreement (this “Agreement”), dated as of March 2, 2015, is made and entered into by and among Silver Eagle Acquisition Corp., a Delaware corporation (the “Company”), Global Eagle Acquisition LLC, a Delaware limited liability company (the “Sponsor”), Dennis Miller (“Miller”), Ernest Del (“Del”) and James McNamara (“McNamara”). Each of the Sponsor, Miller, Del and McNamara are referred to herein collectively as the “Holders”.

WHEREAS, the Sponsor owns 7,589,750 shares of common stock of the Company, par value $0.0001 per share (“Common Stock”), Miller owns 400,250 shares of Common Stock, Del owns 35,000 shares of Common Stock and McNamara owns 35,000 shares of Common Stock;

WHEREAS, the Company has entered into a Contribution Agreement, dated December 31, 2014, by and between the Company and Videocon d2h Limited (as amended, the “Contribution Agreement”);

WHEREAS, in connection with the consummation of the transactions contemplated by the Contribution Agreement (the “Transaction”), the Holders have agreed to forfeit a portion of their shares of Common Stock for no consideration; and

WHEREAS, as a consequence of such forfeiture, the Holders wish to return to the Company for cancellation 2,875,000 shares of Common Stock, such that the Holders will in the aggregate beneficially own 5,185,000 shares of Common Stock on the date of consummation of the Transaction.

NOW, THEREFORE, in consideration of the premises, representations, warranties and the mutual covenants contained in this Agreement, and for other good and valuable consideration, the receipt, sufficiency and adequacy of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

Section 1 Assignment of Shares. Upon the consummation of the Transaction, the Sponsor shall assign and surrender to the Company for cancellation 2,712,250 shares of Common Stock (including 1,913,063 founder earnout shares (as such term is used in the final prospectus associated with the Company’s initial public offering, the “Earnout Shares”)). After giving effect to the cancellation of such shares of Common Stock, the Sponsor acknowledges that it will hold 4,877,500 shares of Common Stock, none of which will be Earnout Shares. Upon the consummation of the Transaction, Miller shall assign and surrender to the Company for cancellation 142,750 shares of Common Stock (including 100,687 Earnout Shares). After giving effect to the cancellation of such shares of Common Stock, Miller acknowledges that he will hold 257,500 shares of Common Stock, none of which will be Earnout Shares. Upon the consummation of the Transaction, Del shall assign and surrender to the Company for cancellation 10,000 shares of Common Stock (including 8,750 Earnout Shares). After giving effect to the cancellation of such shares of Common Stock, Del acknowledges that he will hold 25,000 shares of Common Stock, none of which will be Earnout Shares. Upon the consummation of the Transaction, McNamara shall assign and surrender to the Company for cancellation 10,000 shares of Common Stock (including 8,750 Earnout Shares). After giving effect to the cancellation of such shares of Common Stock, McNamara acknowledges that he will hold 25,000 shares of Common Stock, none of which will be Earnout Shares.

Section 2 No Conflicts. Each party represents and warrants that neither the execution and delivery of this Agreement by such party, nor the consummation or performance by such party of any of the transactions contemplated hereby, will, with or without notice or lapse of time, constitute, create or result in a breach or violation of, default under, loss of benefit or right under or acceleration of performance of any obligation required under any agreement to which it is a party.

Section 3 Miscellaneous. This Agreement, together with the certificates, documents, instruments and writings that are delivered pursuant hereto, constitutes the entire agreement and understanding of the parties hereto in respect of its subject matter. This Agreement may be executed in two or more counterparts, each of which will be deemed an original but all of which together will constitute one and the same instrument. This Agreement may not be amended, modified or waived as to any particular provision, except by a written instrument executed by all parties hereto. Except as otherwise provided herein, no party hereto may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written consent of the other parties hereto.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

SILVER EAGLE ACQUISITION CORP.

By: /s/ James A. Graf
Name: James A. Graf
Title: Vice President, Chief Financial
Officer, Treasurer and Secretary

GLOBAL EAGLE ACQUISITION LLC

By: /s/ James A. Graf
Name: James A. Graf
Title: Vice President, Chief Financial
Officer, Treasurer and Secretary

/s/ Dennis Miller
Dennis Miller

/s/ Ernest Del
Ernest Del

/s/ James McNamara
James McNamara

[Signature Page of the Founder Share Forfeiture Agreement]

Exhibit 2

SPONSOR WARRANT FORFEITURE AGREEMENT

This Sponsor Warrant Forfeiture Agreement (this “Agreement”), dated as of March 2, 2015, is made and entered into by and among Silver Eagle Acquisition Corp., a Delaware corporation (the “Company”), Global Eagle Acquisition LLC, a Delaware limited liability company (the “Sponsor”), and Dennis Miller (“Miller”). Each of the Sponsor and Miller are referred to herein collectively as the “Holders”.

WHEREAS, the Sponsor owns 14,250,000 warrants (the “Warrants”), each of which entitles its holder to purchase one-half of one share of common stock of the Company, par value $0.0001 per share (the “Common Stock”), and Miller owns 750,000 Warrants;

WHEREAS, the Company has entered into a Contribution Agreement, dated December 31, 2014, by and between the Company and Videocon d2h Limited (as amended, the “Contribution Agreement”);

WHEREAS, in connection with the consummation of the transactions contemplated by the Contribution Agreement (the “Transaction”), the Holders have agreed to forfeit their Warrants for no consideration; and

WHEREAS, as a consequence of such forfeiture, the Holders wish to return to the Company for cancellation 15,000,000 Warrants, such that the Holders will in the aggregate beneficially own no Warrants on the date of consummation of the Transaction.

NOW, THEREFORE, in consideration of the premises, representations, warranties and the mutual covenants contained in this Agreement, and for other good and valuable consideration, the receipt, sufficiency and adequacy of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

Section 1 Assignment of Shares. Upon the consummation of the Transaction, the Sponsor shall assign and surrender to the Company for cancellation 14,250,000 Warrants. After giving effect to the cancellation of such Warrants, the Sponsor acknowledges that it will hold no Warrants. Upon the consummation of the Transaction, Miller shall assign and surrender to the Company for cancellation 750,000 Warrants. After giving effect to the cancellation of such Warrants, Miller acknowledges that he will hold no Warrants.

Section 2 No Conflicts. Each party represents and warrants that neither the execution and delivery of this Agreement by such party, nor the consummation or performance by such party of any of the transactions contemplated hereby, will, with or without notice or lapse of time, constitute, create or result in a breach or violation of, default under, loss of benefit or right under or acceleration of performance of any obligation required under any agreement to which it is a party.

Section 3 Miscellaneous. This Agreement, together with the certificates, documents, instruments and writings that are delivered pursuant hereto, constitutes the entire agreement and understanding of the parties hereto in respect of its subject matter. This Agreement may be executed in two or more counterparts, each of which will be deemed an original but all of which together will constitute one and the same instrument. This Agreement may not be amended, modified or waived as to any particular provision, except by a written instrument executed by all parties hereto. Except as otherwise provided herein, no party hereto may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written consent of the other parties hereto.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

SILVER EAGLE ACQUISITION CORP.

By: /s/ James A. Graf
Name: James A. Graf
Title: Vice President, Chief Financial
Officer, Treasurer and Secretary

GLOBAL EAGLE ACQUISITION LLC

By: /s/ James A. Graf
Name: James A. Graf
Title: Vice President, Chief Financial
Officer, Treasurer and Secretary

/s/ Dennis Miller
Dennis Miller